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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July, 2004

                             Commission File Number
                                   000 - 13979

                            Breakwater Resources Ltd.
                 (Translation of registrant's name into English)

         95 Wellington Street West, Suite 950, Toronto, Ontario M5J 2N7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  X               Form 40-F
                              ---                        ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                         No  X
                              ---                        ---
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The attached exhibit is a material change report that contains forward-looking statements. When used in this exhibit the words "anticipate", "believe", "intend", "estimate", "plans", "projects", "expect", "will", "budget", "could", "may", and similar expressions are intended to identify forward-looking statements. To the extent that the exhibit contains forward-looking statements regarding operating results or business prospects please be advised that the actual operating results and business performance of Breakwater Resources Ltd. (the "Corporation") may differ materially from that anticipated, projected or estimated in such forward-looking statements. For a review of factors that could cause actual results to differ materially from those currently anticipated, please refer to the Corporation's most recent Annual Report on Form 20-F under "Risk Factors" on file with the Securities and Exchange Commission (the "SEC").

The Corporation is required under Canadian law (National Instrument 43-101) to report mineral reserves and resources using the classification system set out in the CIM standards. These guidelines establish definitions for reporting of exploration information, mineral resources and mineral reserves in Canada. These definitions have not been adopted for use in the United States by the SEC.

The CIM definitions of proven and probable reserves are substantially similar to the definitions of proven and probable reserves as set out in Industry Guide No. 7 under the U.S. Securities Act of 1933, as amended. In addition, Canadian law requires disclosure of mineral resources be classified as measured, indicated and inferred resources if such resources are material to the company. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized by Canadian securities regulators, they are not defined terms under the standards in the United States. As such, the information contained in the exhibit (and in particular the section entitled "Mineral Resource and Mineral Reserve Estimates") concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of the mineralization classified in these categories will ever be reclassified as reserves.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                BREAKWATER RESOURCES LTD.
                                                     (Registrant)


                                                By: /s/ Colin K. Benner
                                                   -----------------------------
                                                   Colin K. Benner
                                                   President & CEO
Date: August 5, 2004

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                                INDEX TO EXHIBITS

        The following documents are being filed with the Commission as exhibits to, and are incorporated by reference into and form part of, the report on Form 6-K.


Number
------

1. NVI Mining Ltd., a wholly-owned subsidiary of Breakwater Resources Ltd., Myra Falls Operation, Vancouver Island, British Columbia NI 43-101 Technical Report